[FEDEX CORPORATION LETTERHEAD]
VIA EDGAR AND FEDEX EXPRESS
January 14, 2011
Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	FedEx Corporation Form 10-K for the year ended May 31, 2010 File No. 1-15829
Dear Ms. Blye:
We are in receipt of the Commission’s letter to Frederick W. Smith, Chairman, President and Chief Executive Officer of FedEx Corporation, dated December 15, 2010, providing comments and requesting information relating to our contacts with Syria, Iran and Sudan. Each of these countries has been designated by the U.S. Secretary of State as a country whose government has repeatedly provided support for acts of international terrorism (Syria on December 29, 1979; Iran on January 19, 1984; and Sudan on August 12, 1993), and each country is subject to U.S. economic sanctions and export controls. The following are FedEx’s responses to the Commission’s comments:
General
1.	Please update us on your contacts with Syria since your letter to us as of July 14, 2006.
Response: There have not been any substantive changes to the nature of our contacts with Syria since our letter dated July 14, 2006. As described in that letter, we indirectly offer certain limited transportation services to and from Syria, but we do not have, nor have we ever had, any assets or employees in Syria, any flights to or from Syria, or any direct operations within Syria.
Our wholly owned subsidiary Federal Express Corporation (“FedEx Express”) offers package delivery services from Syria and to Syria from countries other than the U.S., subject to certain limitations and in compliance with U.S. export restrictions. FedEx Express provides these services indirectly, through third-party transportation companies. All packages to or from Syria are tendered to or received from a third-party carrier, currently Emirates Airline, in Dubai, United Arab Emirates. An independent licensee, referred to by FedEx as a Global Service Participant (“GSP”), is responsible for pick-up and delivery of the packages within Syria; our current GSP for Syria is Falcon Express Inc., based in Dubai.

Cecilia D. Blye
January 14, 2011

FedEx Express began indirect inbound service to Syria in 1989 and indirect outbound service from Syria in 1993. In May 2004, when the U.S. government imposed economic sanctions on Syria, including a ban on most exports from the U.S. to Syria, FedEx Express promptly terminated service to Syria from all locations. As permitted by U.S. law and foreign policy, FedEx Express reinstated indirect service to Syria from countries other than the U.S. on June 28, 2004, subject to certain limitations and in compliance with the U.S. export restrictions. FedEx Express policy still prohibits all shipments from the U.S. to Syria, even though the law permits such shipments in a variety of instances.
In addition, our wholly owned subsidiary FedEx Trade Networks, Inc., through its wholly owned subsidiary FedEx Trade Networks Transport & Brokerage, Inc., which we acquired in February 2000 (collectively “FTN”), offers limited freight-forwarding services to and from Syria through third-party air and ocean cargo carriers where permitted by law. FTN also offers customs brokerage services for goods being imported to the United States and Canada from Syria. FTN provides freight-forwarding services from the U.S. to Syria, but only if the shipment is permitted under the U.S. export restrictions. Since July 14, 2006, however, FTN has not arranged transportation for any shipments from the U.S. to Syria. During this period, however, FTN arranged ocean transportation for 13 shipments from the U.S. to Lebanon that were erroneously reported through the Automated Export System (“AES”) as being destined for Syria. FTN intends to disclose these erroneous AES filings, and its corrective actions, to the appropriate U.S. governmental agencies.
We do not anticipate any significant change in our service to and from Syria.
Our aircraft occasionally fly through airspace controlled by Syria, as a result of which we make immaterial payments — called overflight fees — to the Syrian government. Such payments are not prohibited by U.S. law or sanctions policy. We make the payments to Hadid International Services, based in Dubai, which in turn pays the appropriate governmental officials. To the best of our knowledge, we do not have any other contacts with the Syrian government or entities affiliated with the Syrian government.
2.	We note October and May 2007 news articles discussing that Pentagon investigators intercepted parts for F-14 Tomcat warplanes headed to Iran via FedEx through Germany and the UAE from Southern California. We also note a March 2010 news article discussing an evangelist who sent bullets in Bibles to Sudan through Kenya via FedEx. Finally, we note that two Chinese freight forwarders (Forwarder Express and Guangzhou Gongcheng Import & Export Service Co.) claim that they provide FedEx and other express courier services from Shenzhen, China to Tehran and Abadan, Iran and that these companies’ websites include the FedEx Express logo on the pages which list these services. Iran and Sudan are identified by the U.S. State Department

Cecilia D. Blye
January 14, 2011

as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Sudan whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran or Sudan or entities controlled by these governments. Please also provide this information for Syria.
Response: Our contacts with Syria are described above in response to Comment No. 1. Contrary to what is suggested by the news articles and Chinese freight forwarders referenced in Comment No. 2, we do not provide any transportation services to or from either Iran or Sudan, we have not provided any such service since June 1, 2007 (the beginning of the period to which we agreed to limit our response), and we do not plan to provide any such service in the future.
As with Syria, our aircraft occasionally fly through airspace controlled by Iran, as a result of which pay immaterial overflight fees to the Iranian government. Such payments are not prohibited by U.S. law or sanctions policy. As with Syria, we make the payments to Hadid International Services, based in Dubai, which in turn pays the appropriate Iranian governmental officials. Our aircraft have not flown through airspace controlled by Sudan since June 1, 2007, but to the extent we ever do so in the future, we would make similarly lawful overflight fee payments to the Sudanese government through a third-party vendor. To the best of our knowledge, we do not have any other contacts with the Iranian or Sudanese governments or entities affiliated with either such government.
With respect to the October and May 2007 news articles reporting that Pentagon investigators intercepted parts for F-14 Tomcat warplanes headed to Iran, we are aware of a U.S. government investigation relating to aircraft parts that were shipped from the U.S. to the United Arab Emirates via FedEx Express, apparently for onward transportation to Iran via a third-party carrier without any prior knowledge or involvement by us. We fully cooperated with the U.S. Department of Justice and the Federal Bureau of Investigation in this investigation, including by gathering evidence that was instrumental in the conviction of the defendants in the case, and received a letter of appreciation from the U.S. Department of Justice for such cooperation.
With respect to the March 2010 news article discussing an evangelist who sent bullets in Bibles to Sudan, we are also aware of this incident. In February 2010, two shipments were tendered to FedEx Express in San Francisco, California, for transportation to Nairobi, Kenya, apparently for onward transportation to Sudan via a third-party carrier without any prior knowledge or involvement on our part. We later learned that these two packages were subsequently seized by the Kenyan police while someone was attempting to ship them from Kenya to Sudan through a different transportation provider.

Cecilia D. Blye
January 14, 2011

With respect to the website claims by the two purported Chinese freight forwarders, to our knowledge, we do not have any business relationship with either company. Please be advised that we are working with the U.S. and Chinese governments, including the U.S.-China Joint Commission on Commerce and Trade, to investigate and shut down such unauthorized express delivery service agents and websites established in China.
3.	Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.
Response: As discussed above in response to Comment No. 2, we have no contacts (other than through the occasional, indirect and legal payment of overflight fees) with Iran or Sudan. With respect to our limited contacts with Syria, in our fiscal year ended May 31, 2010, we generated less than $1.6 million of revenue from shipments to Syria, and less than $500,000 of revenue from shipments from Syria. This $2.1 million of revenue is inconsequential, representing approximately 0.006% of our $34.7 billion of total revenue for the year.
As discussed above in response to Comment No. 1, we serve Syria through third-party transportation providers and do not have, nor have we ever had, any direct operations in that country. In addition, we have put in place policies to ensure compliance with applicable laws relating to our service to and from Syria, including the export controls administered by the Commerce Department’s Bureau of Industry and Security and the blocking requirements on designated persons administered by the Department of the Treasury. Therefore, we do not believe this service creates any investment risk for our stockholders.
Based upon these quantitative and qualitative factors and the fact that information regarding our restricted service offerings to and from Syria has long been publicly available on our Web site and we have received few investor inquiries in this area, we have seen no indication that such contacts have had or will have any impact on investor sentiment or our reputation or share value. We are certainly sensitive to the concerns of our investors, however, and we will continue to monitor investor sentiment and activity in this area, as we routinely do in many other areas.

Cecilia D. Blye
January 14, 2011

In sum, we do not believe that a reasonable investor would consider additional information about our indirect services to and from Syria important or helpful in arriving at an investment decision. Our contacts with Syria comply in all respects with U.S. law and foreign policy and are not material to our financial condition or operating results. In sum, we continue to believe that they do not constitute an investment risk for our stockholders, and therefore we continue to make no reference to Syria in our filings with the Commission.
Please be advised that we understand our obligation to ensure the accuracy and adequacy of the disclosure in our SEC filings, that our filings include all information required under the Securities Exchange Act of 1934 and that we provide all information that investors require for an informed investment decision.
Furthermore, FedEx acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any additional questions.
Very truly yours,
FedEx Corporation
/s/ ROBERT T. MOLINET
Robert T. Molinet
Corporate Vice President —
Securities & Corporate Law
RTM:mtf [853254]

cc:	Frederick W. Smith Christine P. Richards Alan B. Graf, Jr.